Mail Stop 4561

September 5, 2006

Mr. William J. Brunner
Chief Financial Officer
First Indiana Corporation
135 North Pennsylvania Street
Suite 2800
Indianapolis, IN 46204

> **Re:** **First Indiana Corporation**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2005**
> **File No. 000-14354**

Dear Mr. Brunner:

We have reviewed your supplemental response letter dated August 21, 2006 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 19- Interim Quarterly Results, page 42

1.   We note that you have changed the diluted earnings (loss) per share amounts for the 2004 quarters. Please revise Note 19 to clearly label these columns as restated and describe and quantify the correction of errors in your financial statements. Include an updated or dual-dated audit opinion from your independent accountant. Refer to paragraph 26 of SFAS 154, for which early adoption is permitted, or paragraph 37 of APB 20.

Signatures, page 43

2.   Revise the signature page to include the signatures of officers and directors on behalf of the registrant and in the capacities indicated.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

3.   Tell us why you have not consented to the incorporation by reference in the registration statements on Form S-8 of First Indiana Corporation of your reports dated March 1, 2006 which report appears in the December 31, 2005 annual report on Form 10-K/A (Amendment No. 1).

Exhibit 31.1- Certification Of Principal Executive Officer
Exhibit 31.2- Certification Of Principal Financial Officer
Exhibit 32.1 & 32.2 – Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant
        To Section 906 Of The Sarbanes-Oxley Act of 2002

4.   Revise the certifications to refer to the Annual Report of First Indiana on Form 10-K/A
        (Amendment No. 1).

                            ****

        Please respond to these comments within ten business days or tell us when you will
provide us with a response. Please file your response on EDGAR. Please understand that we
may have additional comments after reviewing your responses to our comments.

        You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3490 if you have
questions regarding these comments.

                                        Sincerely,

                                        Donald A Walker
                                        Senior Assistant Chief Accountant